                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                            NUTRAMAX PRODUCTS, INC.
--------------------------------------------------------------------------------
                               (Name of issuer)

                   COMMON STOCK, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                   67061A30
              --------------------------------------------------
                                (CUSIP number)

                               Donald E. Lepone
                          c/o NutraMax Products, Inc.
                              51 Blackburn Drive
                             Gloucester, MA 01930
                                (978) 283-1800
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 1, 1999
         ------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

-----------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 67061A30                                       PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald E. Lepone

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            558,557

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             558,557

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      558,557

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.80%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages
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     This Amendment No. 1 (this "Amendment") amends and supplements the Schedule
13D filed on January 25, 1999 (the "Schedule 13D"), by Donald E. Lepone
("Mr. Lepone" or the "Reporting Person") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

     This Amendment is filed to report the expiration on March 1, 1999 of 500,000 options to purchase Common Stock which were granted to Mr. Lepone pursuant to the Company's 1988 Stock Option Plan. Mr. Lepone received no value from the Company in connection with the expiration of such options.

     Mr. Lepone has no present plan to acquire additional securities of the Company; however, no assurance can be given that Mr. Lepone may not from time to time acquire additional securities of the Company depending upon future market conditions. Except as set forth herein and except as may be required to carry out his duties and responsibilities as Chief Executive Officer and Director of the Company, Mr. Lepone has no present plan or proposal which relates to or would result in:

     (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               Page 3 of 5 pages

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

     (a) Mr. Lepone beneficially owns an aggregate of 558,557 shares of Common Stock (including 3,008 shares deemed to be beneficially owned by Mr. Lepone pursuant to the Company's 401(k) plan, as of June 30,
          1999), representing 7.80% of the issued and outstanding Common Stock. In addition, the aggregate number of shares reported includes 1,500 shares that are owned by Mr. Lepone's daughter (shares to which Mr. Lepone disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934).

     (b) Mr. Lepone has the sole power to vote and the sole power to dispose of the 558,557 shares of Common Stock.

     (c) No transactions by Mr. Lepone required to be reported by this Item have taken place in the last 60 days.


                               Page 4 of 5 pages
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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ Donald E. Lepone
                                    ---------------------------
                                    Donald E. Lepone


Dated: August 5, 1999


                               Page 5 of 5 Pages